[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 2, 2019

Jay Williamson, Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Prospect Capital Corporation (the "Company")
Dear Mr. Williamson:
On August 2, 2019, the Company filed a Registration Statement on Form N-2 (File No. 333-[ ]) (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") pursuant to which it will be offering, on a continuous basis pursuant to Rule 415(a)(1)(ix) of the Securities Act (“Rule 415(a)(1)(ix)”), up to $500,000,000 of the Company’s Prospect Capital InterNotes® (the “Notes”).

You have requested that we communicate to the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission how the plan of distribution, and related agreements, relating to the offering of the Notes are designed to fit within a continuous offering framework pursuant to Rule 415(a)(1)(ix).

Under Rule 415(a)(1)(ix), securities may be registered for an offering to be made on a continuous basis in the future to the extent that the corresponding registration statement pertains only to securities, the offering of which will (1) commence promptly, (2) be made on a continuous basis and (3) continue for a period in excess of 30 days from the date of initial effectiveness. The Company advises the Staff that, pursuant to the selling agent agreement (the “Selling Agent Agreement”) that will be entered into between the Company, Prospect Capital Management L.P. and Prospect Administration LLC, the Purchasing Agent to be name therein (the “Purchasing Agent”) and the other Agents to be named therein (the “Named Agents” and, together with the Purchasing Agent, the “Agents”), and as described in the Plan of Distribution section of the Prospectus that is a part of the Registration Statement

(the “Prospectus”), the offering will (i) commence promptly, (ii) be conducted on a continuous basis during weekly offering periods and (iii) will continue for a period in excess of 30 days from the date of initial effectiveness of the Registration Statement. The Company intends to commence offering the Notes pursuant to the Selling Agent Agreement on the day that the Registration Statement is declared effective. Pursuant to the Selling Agent Agreement, the Company will appoint the Agents, which are expected to be the same agents as those acting as such under the selling agent agreement, dated May 10, 2019, filed as exhibit (H)(1) to Post-Effective Amendment No. 29 to the Company’s Registration Statement on Form N-2 (File No. 333- 227124), for the purpose of soliciting offers to purchase the Notes. The Notes will be offered for sale on a weekly basis, with the offering typically commencing on a Monday followed by a trade date the following Monday, upon which date the next offering of Notes will typically commence, and a closing date the following Thursday. The Company will determine the pricing-related terms of the Notes, including interest type, interest rate, redemption information and maturity date, on a weekly basis, which terms will be included in a pricing supplement to be filed on the Monday on which the offering as to such Notes commences. The Agents will use their reasonable best efforts to solicit offers to purchase Notes. Following the solicitation of these offers, on the date of each weekly close and based on the purchase indications received by the Agents during the weekly offering period, the Purchasing Agent will purchase Notes from the Company and such Notes will be concurrently resold to investors through the Purchasing Agent, the Named Agents and a network of other dealers and agents who are broker-dealers and securities firms with whom the Agents have a relationship. In this regard, the proposed offering is similar to a typical continuous offering of common stock, but for the difference in closing mechanics. Rather than accept subscriptions for shares and close periodically, the Agents will collect orders on an ongoing basis and, through the Purchasing Agent, will purchase the amount of Notes for which they’ve received orders. Despite the difference in closing mechanics, the Agents, on behalf of the Company, will continuously offer Notes and investors will be able to submit orders on an ongoing basis. The Company and the Agents intend to continue offering Notes on a continuous basis until such date as the Selling Agent Agreement terminates or the aggregate dollar amount of Notes has been sold. The Company will file the necessary post-effective amendments to the Registration Statement to ensure that the financial statements to be included in the Prospectus comply with Section 10(a)(3) of the Securities Act. Additionally, to facilitate the continuous offering of the Notes, the Company will periodically supplement the Prospectus to ensure that Company disclosure is complete and current on a continuous basis.

Further, the Company submits that it intends to omit certain pricing-related information from the Prospectus at the time it is declared effective in reliance on Rule 430A. As described above, the pricing information for each weekly offering will depend upon the purchase indications received by the Agents during the weekly offering period and, as such, such information and certain other information that is dependent upon the offering price will be communicated to investors through a pricing supplement filed prior to the close of the offering. The Company expects that the information so omitted from the Prospectus at the time it is declared effective in reliance on Rule 430A and communicated to investors through a pricing supplement filed prior to the close of each weekly offering will include the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of the Notes dependent upon the offering date.  Additionally, the Company notes that it has furnished the undertaking required by Item 34.4 of Form N-2 in connection with a prospectus declared effective in reliance on Rule 430A.

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If you have any questions, please contact me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

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